Exhibit 12

WESTAR ENERGY, INC.

Computations of Ratio of Earnings to Fixed Charges and

Computations of Ratio of Earnings to Combined Fixed Charges

and Preferred and Preference Dividend Requirements

(Dollars in Thousands)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Earnings (losses) from continuing operations (a)	$(443,551)	$(123,218)	$196,538	$(48,798)	$58,088

Fixed Charges:
Interest expense	271,529	269,545	290,879	294,104	226,120
Interest on Corporate-owned Life Insurance Borrowings	52,768	50,408	45,634	36,908	38,236
Interest Applicable to Rentals	26,394	28,908	28,898	34,252	32,796

Total Fixed Charges	350,691	348,861	365,411	365,264	297,152

Distributed income of equity investees	2,916	2,769	2,686	3,728	3,812

Preferred and Preference Dividend Requirements:
Preferred and Preference Dividends (e)	399	895	1,129	1,129	3,591
Income Tax Required	264	591	746	746	1,095

Total Preferred and Preference Dividend Requirements	663	1,486	1,875	1,875	4,686

Total Fixed Charges and Preferred and Preference Dividend Requirements	351,354	350,347	367,286	367,139	301,838

Earnings (losses) (b)	$(89,944)	$228,412	$564,635	$320,194	$359,052

Ratio of Earnings to Fixed Charges	(c)	(c)	1.55	(c)	1.21
Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Dividend Requirements	(d)	(d)	1.54	(d)	1.19

(a)	Earnings (losses) from continuing operations consists of earnings (losses) before income taxes adjusted for minority interest and undistributed earnings from equity investees.

(b)	Earnings (losses) are deemed to consist of earnings (losses) from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.

(c)	The company’s earnings (losses) were deficient to cover fixed charges by $440.6 million, $120.4 million and $45.1 million at December 31, 2002, 2001 and 1999, respectively.

(d)	The company’s earnings (losses) were deficient to cover fixed charges and preferred and preference dividend requirements by $441.3 million, $121.9 million and $46.9 million at December 31, 2002, 2001 and 1999, respectively.

(e)	Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.